Exhibit 99.1

Borr Drilling Limited - SGM Results Notification

Borr Drilling Limited (the "Company", NYSE and OSE: BORR) advises that a Special General Meeting of the Company was held on October 1, 2024 at 10:00 local time at 2nd Floor, S.E. Pearman Building, 9 Par-la-Ville Road, Hamilton HM 11, Bermuda.

The following resolutions were passed:

1.
To approve the delisting of the Company’s common shares from the Oslo Stock Exchange and to authorise the Board of Directors to take steps to implement the delisting including filing an application to the Oslo Stock Exchange on behalf of the Company.

Hamilton, Bermuda, October 1, 2024

Questions should be directed to: Magnus Vaaler, CFO, +44 1224 289208